MEMSensing Launches the World’s Smallest Commercial 3-Axis Accelerometer MSA330 with SMIC

SHANGHAI, Jan. 5, 2015 /PRNewswire/ — MEMSensing Microsystems Co., Ltd. (“MEMSensing”), a pioneer in MEMS sensor design and products development in China, and Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI; SEHK: 981) jointly announced the launch of the world’s smallest 3-axis accelerometer MSA330, which utilizes SMIC’s CMOS integrated MEMS device fabrication and TSV-based wafer level packaging technologies.

By vertically integrating the 3-axis accelerometer device with CMOS ASIC into a single package of 1.075x1.075x0.60mm3 (LxWxH), MSA330 achieves about 30% shrink in footprint and 70% reduction in the total size compared to the latest commercial products. It is also the thinnest of its kind, only 0.5mm after SMT and 0.6mm in total height including 0.2mm solder balls. MSA330 would be competitive not only in overall fabrication costs through all wafer level fabrication and packaging but also in miniaturization particularly for mobile and wearable applications.

“The success in MSA330 signifies SMIC the major breakthrough achieved in its fabrication of CMOS integrated MEMS devices and TSV-based wafer level packaging technologies, which is expected to enter commercial production within 2015. Such accomplishment would further benefit SMIC in broadening its manufacturing capabilities and foundry services into fabricating MEMS devices and wafer level packaging open to global MEMS customers,” said Dr. Shiuh-Wuu Lee, Executive Vice President of Technology Development of SMIC.

“MEMSensing is SMIC’s 1st domestic MEMS customer, and also one of its earliest customers worldwide which can be dated back to as early as 2009. MSA330 is the world’s 1st MEMS accelerometer enabled by WLCSP (Wafer Level Chip Scale Packaging), which is based on WLP and TSV technology. This approach belongs to the latest generation for MEMS accelerometer fabrication while other competitors are still lagging one step behind. The success for MSA330 product development proves that MEMSensing has now broadened its MEMS sensor product portfolio beyond the existing MEMS microphone and pressure sensors. We plan to allocate more resources to cooperate with SMIC to develop other advanced products and make an effort to further enrich China’s domestic MEMS industry chain,” said Dr. Li Gang, CEO of MEMSensing.

About MEMSensing
MEMSensing was founded in 2007, funded by multiple high profile VCs and angel investor around the globe.  It is one of the earliest high-tech companies in China focusing on MEMS sensor products and solutions.  MEMSensing has established two mature product lines: MEMS microphone and pressure sensor.  Its customers include consumer electronics, industrial control, medical electronics and automotive, etc.  With a headquarter in Suzhou, the company also has sales offices in both Shanghai and Shenzhen, China. For more information, please visit www.memsensing.com.

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab in Beijing and a majority owned 300mm fab for advance nodes under development; and a 200mm fab in Tianjin and Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)
This document contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

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SMIC Contact Information:
English Media
Michael Cheung
Tel: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

Chinese Media
Jane Tang
Tel: +86-21-3861-0000 x10088
Email: Jane—Tang@smics.com

MEMSensing Contact Information:

Carl Zhang
Tel: +86-512-62956055-8056
Email: carlzhang@memsensing.com
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